Exhibit 99.1

Tiziana Life Sciences plc

(“Tiziana” or the “Company”)

Tiziana Life Sciences announces that its Scientific Advisory Board Chairman Dr. Howard Weiner received NIH grant To investigate Nasal Anti-CD3 for the treatment of  Alzheimer’s disease

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014.

New York/London, 4 June 2020 - Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS), biotechnology company focused on innovative therapeutics for oncology, inflammation and infectious diseases, announces that the Chairman of the Company’s Scientific Advisory Board, Dr. Howard Weiner, has received a competitive research grant from the National Institutes of Health (NIH) to investigate nasal anti-CD3 for the treatment of Alzheimer’s disease.

The demonstration that nasally administered anti-CD3 retards disease processes underlying the progression of Alzheimer’s disease in animal models, further expands clinical development of nasally administered Foralumab, the only entirely human anti-CD3 monoclonal antibody, for the potential treatment of Alzheimer’s and other neurodegerative diseases in humans.

The Company has a worldwide exclusive license for nasal administration of anti-CD3 mAbs for treatment of neurodegenerative diseases, including Alzheimer’s disease, from Brigham and Women’s Hospital, Harvard Medical School, Boston. To date the Company has successfully completed two phase 1 trials and intends to initiate two phase 2 trials with nasally and orally administered Foralumab shortly for treatment of progressive multiple sclerosis (pro-MS) and Crohn’s disease, respectively.

“Nasal administration of Foralumab is a potentially revolutionary approach to treat patients with Alzheimer’s disease. Preclinical animal studies have established that nasal administration of anti-CD3 can modulate brain microglia and ameliorate disease in animal models. This is a major scientific advancement that provides the basis to move forward with clinical development of nasally administered Foralumab in Alzheimer’s disease,” commented Dr. Weiner, who is the Robert L. Kroc Professor of Neurology at the Harvard Medical School, Director and Founder of the Partners Multiple Sclerosis Center and Co-Director of the Ann Romney Center for Neurologic Diseases at the Brigham & Women’s Hospital. “Targeting microglia with nasal anti-CD3 is a first-in-class immunotherapeutic approach to treat Alzheimer’s disease.”

Alzheimer’s disease is the most common cause of dementia, which affects millions of people worldwide. It is now recognized that brain microglia have a critical role in Alzheimer’s disease. In an unexpected discovery, Dr. Weiner found that nasal anti-CD3 modulates brain microglia in animal models. Treatment with anti-CD3 is known to stimulate T regulatory (Tregs) cells, which have the ability to cross the blood-brain barrier (1) The effect of nasal anti-CD3 in dampening microglial activation led Dr. Weiner’s team at the Ann Romney Center for Neurologic Diseases at Brigham and Women’s Medical Center to evaluate nasally administered Foralumab for pro-MS (2). In 2019, Dr. Weiner successfully completed a Phase 1 study with nasally administered Foralumab in healthy volunteers in a dose-ranging trial. A subsequent Phase 2 trial in patients with pro-MS will be initiated shortly.

“Alzheimer's disease is considered to be the disease of the century, presenting multiple challenges and limited therapeutic successes so far,” added Gabriele Cerrone, Chairman and Founder of Tiziana Life Sciences. “For this reason, combined with Dr. Weiner’s expertise and the encouragement by the NIH to explore it, we are excited to further expand our proprietary novel approach to treat neurodegerative diseases with nasal administration of Foralumab, a first-in-class approach that has shown retardation of Alzheimer’s disease progression in preclinical models."

Sources

(1)	Ogura M, et al. Oral treatment with foralumab, a fully human anti-CD3 monoclonal antibody, prevents skin xenograft rejection in humanized mice. Clin Immunol. 2017 Oct;183:240-246. doi: 10.1016/j.clim.2017.07.005. Epub 2017 Jul 21.

(2)	Mayo, L. et al. IL-10-dependent TrI cells attenuate astrocyte activation and ameliorate chronic central nervous system inflammation. Brain. 2016: 139; 1939-1957.

About Dr. Howard Weiner

Dr. Howard L. Weiner is the Robert L. Kroc Professor of Neurology at the Harvard Medical School, Director and Founder of the Partners Multiple Sclerosis (MS) Center and Co-Director of the Ann Romney Center for Neurologic Diseases at Brigham & Women's Hospital in Boston. He has pioneered immunotherapy in MS and has investigated immune mechanisms in nervous system diseases including MS, Alzheimer's disease, amyotrophic lateral sclerosis, stroke and brain tumors. He has also pioneered the investigation of the mucosal immune system for the treatment of autoimmune and other diseases and the use of anti-CD3 to induce regulatory T-cells (Tregs) for the treatment of these diseases.

About Neurodegenerative diseases

Neurodegenerative diseases include Alzheimer’s, progressive multiple sclerosis, Huntington's disease, Parkinson’s disease, ALS and others. Among these, Alzheimer’s is the most prevalent disease. In 2013 the global market for AD was $4.9 billion and expected to rise to $13 billion by the end of 2023. Current treatments for neurodegenerative diseases are mainly symptomatic, but new disease-modifying drugs to slow or stop the progression of the disease are now emerging. Three Acetylcholinesterase inhibitors are currently in use for AD, i.e. donepezil (Aricept), rivastigmine (Exelon) and galantamine (Reminyl). It is recognized that localized CNS inflammation plays a critical role in neurodegenerative diseases of the brain. Immune-directed therapies for neurodegenerative diseases that target localized CNS microglial inflammation show promise. It has been shown in animal models of progressive MS that anti-CD3 antibody targeting T cells ameliorates disease. These effects were shown to be IL-10 dependent, mediated by regulatory T cells leading to suppression of the disease. There is great promise in ongoing studies of inflammation-targeted neuroprotective strategies, which may ultimately be used across neurodegenerative diseases.

About Foralumab

Foralumab (formerly NI-0401), the only entirely human anti-CD3 mAb, shows reduced release of cytokines after IV administration in patients with Crohn's disease with decreases in the classic side effects of cytokine release syndrome (CRS) and improves the overall safety profile of Foralumab. In a humanized mouse model (NOD/SCID IL2γc-/-), it was shown that while targeting the T cell receptor, orally administered Foralumab modulates immune responses of the T cells, enhances regulatory T-cells (Tregs) and thus provides therapeutic benefit in treating inflammatory and autoimmune diseases without the occurrence of potential adverse events usually associated with parenteral mAb therapy (Ogura M. et al., 2017). Based on animal studies, the nasal and oral administration of Foralumab offers the potential for the immunotherapy of autoimmune and inflammatory diseases in a safe manner by the induction of Tregs.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a dual listed (NASDAQ: TLSA & UK AIMS: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation and infectious diseases. In addition to milciclib, the Company will be shortly initiating phase 2 studies with orally administered foralumab for Crohn’s disease and nasally administered foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) in clinical development in the world. This phase II compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn’s disease, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of hospitalized COVID-19 patients with severe respiratory symptoms.

The person who arranged for the release of this information was Dr Kunwar Shailubhai, Chief Executive Officer and Chief Scientific Officer of the Company.

Contacts:

Tiziana Life Sciences plc

United Kingdom:

Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379

Cairn Financial Advisers LLP (Nominated adviser)

Liam Murray / Jo Turner	+ 44 (0)20 7213 0883

Optiva Securities Limited (Broker)

Robert Emmet	+44 (0)20 7601 6125

United States:

Investors

CORE IR

ir@coreir.com

Media

Jules Abraham

CORE IR

(917) 885-7378

julesa@coreir.com